

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2023

Wanjun Yao
Chief Executive Officer
Tungray Technologies Inc.
#02-01, 31 Mandai Estate,
Innovation Place Tower 4,
Singapore 729933

      Re: Tungray Technologies Inc.
          Amendment No. 6 to Registration Statement on Form F-1
          Filed November 8, 2023
          File No. 333-270434

Dear Wanjun Yao:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 30, 2023 letter.

Amendment No. 6 to Registration Statement on Form F-1

Financial Statements
Note 2. Summary of significant accounting policies
Prepayments, page F-10

1. We note your response to comment 3 and revised disclosures. We also note your policy for prepayments discusses the aging of such balances and recording a provision for credit losses. Please tell us, and clarify your disclosure, how a policy regarding aging, allowances and credit losses is applicable to prepaid expenses, in particular to prepaid inventory costs and service fees. Also refer to the accounting guidance on which you relied for your policy.

Please contact Joseph Cascarano at 202-551-3376 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley at 202-344-5791 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Anna Jinhua Wang